United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Fourth Quarter 2012 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: February 27, 2013

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, February 27, 2013	www.gruma.com

GRUMA REPORTS FOURTH QUARTER 2012 RESULTS

HIGHLIGHTS

4Q12 versus 4Q11

During 4Q12, GRUMA's sales volume and financial results reflected a particular situation related to production down times arising from labor issues at its operations in Venezuela. However, the remaining subsidiaries, including Gruma Corporation and GIMSA, showed improvements on a sequential and year over year basis.

Those labor issues have resolved positively and January 2013 sales volume and financial results have shown a significant recovery.

Following are the highlights of the consolidated results for the quarter:

  Sales volume declined 5%, driven mainly by Gruma Venezuela.

  Net sales were 2% lower due to the decline in Gruma Venezuela sales volume and the effect of the peso appreciation impacting Gruma Corporation figures when converted to peso terms. Higher prices at GIMSA partially offset these declines.

  Operating income and EBITDA decreased 28% and 23%, respectively, driven mainly by Gruma Venezuela.

  Majority net income fell 64%, resulting principally from the situation in Venezuela, and comprehensive financing cost in contrast to a gain in 4Q11.

  Debt increased by US$502 million to US$1,550 million from September 2012 mostly in connection with the acquisition of ADM's stakes in GRUMA and certain of its subsidiaries, previously announced.

Consolidated Financial Highlights
 (Ps millions)

	4Q12	4Q11	VAR (%)
Sales Volume (thousand metric tons)	1,206	1,265	(5)
Net sales	16,398	16,766	(2)
Operating income	821	1,147	(28)
Operating margin	5.0%	6.8%	(180) bp
EBITDA	1,345	1,756	(23)
EBITDA margin	8.2%	10.5%	(230) bp
Majority net income	327	918	(64)

Debt
 (US$ millions)

Dec'12	Dec'11	Var	Sep'12	Var
1,550	958	62%	1,048	48%

CONSOLIDATED RESULTS OF OPERATIONS
4Q12 versus 4Q11

Sales volume declined 5% to 1,206 thousand metric tons due mostly by the aforementioned labor issues at Gruma Venezuela and, to a lesser extent, by GIMSA.

Net sales were Ps.16,398 million, 2% lower, due to Gruma Venezuela and the effect of the peso appreciation impacting Gruma Corporation figures when converted to peso terms. Higher prices at GIMSA partially offset these declines. Sales from non-Mexican operations constituted 64% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 70.8% from 69.2%, primarily in connection with Gruma Venezuela and, to a lesser extent, Gruma Corporation. In absolute terms, cost of sales was flat at Ps.11,616 million.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 23.8% from 23.0%, driven mainly by Gruma Venezuela. Also, there were one time severance payments and other expenses for approximately Ps.46 million. In absolute terms, SG&A increased 1%, to Ps.3,896 million.
Other expense, net, decreased 61% to Ps.65 million primarily due to lower impairment of long-lived assets and lower losses from the sale of fixed assets.

Operating income decreased 28%, to Ps.821 million due to Gruma Venezuela. Operating margin declined to 5.0% from 6.8%.
Net comprehensive financing cost was Ps.231 million versus an income of Ps.99 million. The Ps.330 million change was mainly because in 4Q11 the company had gains on foreign-exchange-rate hedging related to corn procurement as well as gains on raw-material hedging, which in 2012 were reclassified to other expenses, net; also the company registered foreign exchange losses of Ps.128 million in 4Q12 resulting from higher dollar denominated debt as opposed to a Ps.47 million gain in 4Q11.

Income Taxes  totaled Ps.115 million, 4% lower. During 4Q12 there were favorable accounting adjustments on tax provisions. The effective tax rate was 19.5%.

Majority net income decreased by Ps.591 million to Ps.327 million, driven by lower operating profits mainly at Gruma Venezuela, and higher comprehensive financing cost.

FINANCIAL POSITION
December 2012 versus September 2012

Balance-Sheet Highlights	Total assets were Ps.49,460 million, an increase of 3% driven mainly by higher inventories related to grain procurement at most subsidiaries. To a lesser extent, the increase in total assets was also driven by higher property, plant and equipment, especially at Gruma Corporation.

Total liabilities were Ps.35,127 million, 22% more derived from higher debt in connection with the previously announced acquisition of ADM's stakes in GRUMA and certain of its subsidiaries during December 2012.

Shareholders' equity totaled Ps.14,334 million, 25% less due to the aforementioned transaction with ADM as most of the shares repurchased were subsequently cancelled.

Debt Profile	GRUMA's debt totaled US$1,550 million, of which approximately 81% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond								300	300
BBVA Syndicated Facility		25	25	175					225
BBVA Syndicated Facility MXP			4.6	9.2	41.5	36.9			92.2
Gruma Corp Facility BofA				163.7					163.7
Bancomext Facility MXP			2.3	4.6	20.8	18.4			46.1
Rabobank Facility				100					100
Bridge Loan	400								400
Other	219.8	2	0.6	0.3	0.2				222.9
TOTAL	619.8	27	32.5	452.8	62.5	55.3	0	300	1,549.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$61 million during 4Q12, and US$212 million for the full year 2012. For 4Q12, most of the capital expenditures were allocated to the United States operations for the construction of a tortilla plant in Florida (which started operations at the end of 4Q12), capacity expansions at existing plants, and technology upgrades. To a lesser extent, GRUMA also invested in other regions, particularly in England for the expansion of the tortilla plant, and in Mexico for the expansion of the corn flour plant in Chiapas.

RELEVANT EVENTS

At the most recent meeting of GRUMA's Board of Directors, the following appointments were approved:

  Mr. Juan Gonzalez Moreno, current Chairman of the Board of Directors, as GRUMA's Chief Executive Officer. Mr. Joel Suarez Aldana, former Chief Executive Officer of the company, resigned for personal reasons.

  The creation of GRUMA's Executive Committee to strengthen the link between the Board of Directors and the company's management and the decision making process; members of this committee are Mr. Juan Gonzalez Moreno, GRUMA's Chairman of the Board of Directors and Chief Executive Officer; Mr. Carlos Hank Gonzalez, GRUMA's Vice Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Interacciones and Grupo Hermes; Mr. Eduardo Livas Cantu and Mr. Javier Velez Bautista. The latter two members were GRUMA's Chief Executive Officer and Chief Financial Officer, respectively, as well as Board of Directors members in prior years.

At the same meeting, several initiatives were also approved to enhance the company's value creation by consolidating its growth in recent years. These initiatives strongly emphasize the company's top priority of improving profitability and cash flow generation and strengthening its financial structure by reducing debt, which will be the basis towards resuming more aggressive and profitable growth in the future. Some of the initiatives being implemented are:

  Focus on core businesses and analysis of potential reductions in the business portfolio.

  Rationalization of administrative expenses by optimizing shared services and administrative structures at corporate and operational levels.

  Rationalization of marketing expenses, especially advertising, through highly targeted campaigns.

  Reduction in allowances programs by focusing on effectiveness and targeted products, especially at Gruma Corporation.

  Reduction in capital expenditures based on:

  Postponing entry into new regions

  Leveraging available installed capacity in regions where we have presence

  Stricter profitability criteria for each investment

We expect to see benefits from these initiatives as soon as 1Q13 with increases throughout the year, allowing the company to improve results and reduce debt.

Separately, GRUMA will shortly submit a proposal for approval by GRUMA's shareholders' meeting to cancel the shares repurchased from ADM last December.

SUBSIDIARY RESULTS OF OPERATIONS
4Q12 versus 4Q11

Gruma Corporation

Sales volume rose 1% to 405 thousand metric tons despite having one less week of operations versus 4Q11.

Net sales declined 0.5% to Ps.6,735 million, driven by the change in the sales mix towards corn grits in Europe.

Cost of sales as a percentage of net sales increased to 65.5% from 64.2% due to temporary price discounts at the U.S. tortilla business as well as a change in the sales mix towards foodservice products, which have lower gross margins. In absolute terms, cost of sales increased 2% to Ps.4,412 million, mainly reflecting the growth in sales volume, and higher health insurance costs during the quarter.

SG&A as a percentage of net sales improved to 28.9% from 29.4%. In absolute terms, SG&A decreased 2% to Ps.1,948 million due to lower advertising and marketing expenses at the corn flour business, as well as lower freight expenses in the tortilla business reflecting ongoing efforts to manage transportation costs via improved routing, better cubing (utilization of space in the trucks), and assessing the transportation services' provider to ensure maximum value for the company.

Operating income rose 19% to Ps.425 million and operating margin improved to 6.3% from 5.3%, driven mainly by a favorable comparison of Ps.127 million in other expenses as during 4Q11 the company generated losses from asset disposals.

GIMSA

Sales volume decreased 4%, to 509 thousand metric tons, versus 4Q11 when customers built up their corn flour inventories prior to the effective price increase, whereas in December 2012 the price increase was effective immediately. Also, there were sales volume reductions at government channels in connection with price increases.

Net sales increased 8% to Ps.4,564 million, resulting from price increases implemented throughout the year.

Cost of sales as a percentage of net sales increased to 74.6% from 74.3%. Gross profit per ton was higher than last year; however, the mathematical effect of having a larger base of sales led to the decrease in gross margin. In absolute terms, cost of sales increased 8% to Ps.3,407 million in connection with higher cost of corn and costs related to corn procurement.

SG&A as a percentage of net sales increased to 13.5% from 13.1% and in absolute terms, SG&A grew 11% to Ps.616 million, mainly as a result of higher promotion and advertising expenses related mostly to sponsorship of the Mexican Football Federation, and the continued strengthening of several programs aimed at attracting traditional tortilla makers.

Operating income declined 1% to Ps.512 million and, as a percentage of net sales, fell to 11.2% from 12.2% reflecting principally the aforementioned higher SG&A.

For additional information, please see GIMSA ''Fourth-Quarter 2012 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume fell 31% to 91 thousand metric tons, due mainly to production downtimes at certain plants related to labor conflicts (in connection with the negotiation of collective bargaining agreements) and, to a lesser extent, electrical power outages. The conflicts have been mostly resolved; the plants are already operating at normalized levels.

Net sales declined 15% to Ps.2,430 million, due to the aforementioned sales volume reduction.

Cost of sales as a percentage of net sales increased to 82.5% from 70.5%, as a result of the aforementioned sales volume reduction and higher raw material costs, which were not absorbed through price increases until the end of 4Q12. In absolute terms, cost of sales was flat as sales volume declined and raw material costs and salaries increased.

SG&A as as a percentage of net sales increased to 22.3% from 17.2% in connection with lower expense absorption and higher SG&A, which rose 11% in absolute terms due primarily to salary increases.

Operating income as a percentage of net sales fell to negative 4.9% from positive 12.3% and, in absolute terms, decreased 134% to an operating loss of Ps.118 million resulting principally from the aforementioned sales volume reduction and higher costs and SG&A.

Molinera de Mexico

Sales volume decreased 1% to 155 thousand metric tons, due to price increases.

Net sales grew 8%, to Ps.1,431 million, as a result of wheat flour price increases implemented during 3Q12 to offset higher wheat costs, and also higher byproduct prices in connection with shortage in the market.

Cost of sales as a percentage of net sales improved to 81.3% from 87.5%, due mainly to the aforementioned price increases which more than offset the higher wheat costs. In absolute terms, cost of sales was flat despite the sales volume reduction due mainly to the increase in wheat costs.

SG&A as a percentage of net sales improved to 11.3% from 11.9% due to better expense absorption. In absolute terms, SG&A rose 3% due mainly to salary increases and severance payments.

Operating income surged 867% to Ps.74 million and operating margin improved to 5.2% from 0.6% because price increases more than offset the rise in wheat cost.

Gruma Centroamerica

Sales volume declined 6% to 52 thousand metric tons due to price increases in corn flour implemented by GRUMA in a very competitive environment resulting from the availability of domestic cheap corn, which motivated some customers to shift to the traditional method of tortilla production. This availability rose significantly during 2012 in connection with the increasing popularity of genetically modified corn.

Net sales decreased 2% to Ps.877 million, resulting from the aforementioned decline in sales volume, which was mostly offset by price increases implemented in April 2012 to offset higher raw material costs.

Cost of sales as a percentage of net sales improved to 68.4% from 72.6%, due to (1) price increases, which more than offset higher raw material costs, (2) lower energy costs in connection with changes to lower-priced fuels, and (3) production efficiencies. In absolute terms, cost of sales dropped 7% due mainly to the aforementioned decline in sales volume.

SG&A as a percentage of net sales rose to 27.6% from 27.1% due principally to lower expense absorption. In absolute terms, SG&A was flat as reductions in promotion and advertising offset higher selling commission.

Operating income was Ps.35 million versus Ps.2 million, achieving an operating margin of 3.9% compared to 0.3%, resulting mainly from the aforementioned improvements in cost of sales.

Other Subsidiaries and Eliminations	Operating loss was Ps.107 million, of which Ps.90 million related to the exit of part of the tortilla operations in Mexico, and severance payments in connection with layoffs at corporate areas.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela, which correspond to a hyperinflationary economy, are restated at constant local currencies of reporting date of each year following the provisions of IAS 29 and IAS 21, using the consumer price index of Venezuela, before applying the conversion to reporting currency (Mexican pesos). Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year, and the figures for the current reporting period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reporting period.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.01/dollar as of December 31, 2012. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 22,000 employees and 100 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(MILLIONS OF MEXICAN PESOS)

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q12**	4Q11	VAR (%)	3Q12	VAR (%)	**2012**	2011	VAR (%)
NET SALES	**16,398**	16,766	(2)	16,246	1	**64,317**	57,645	12
GROSS PROFIT	**4,782**	5,162	(7)	4,912	(3)	**18,967**	17,527	8
GROSS MARGIN (%)	29.2%	30.8%		30.2%		29.5%	30.4%	
SELLING AND ADMINISTRATIVE EXPENSES	**3,896**	3,850		3,910		**15,352**	13,984	
OTHER (INCOME) EXPENSE, NET	**65**	165		22		**102**	204	
OPERATING INCOME	**821**	1,147	(28)	980	(16)	**3,513**	3,338	5
OPERATING MARGIN (%)	5.0%	6.8%		6.0%		5.5%	5.8%	
NET COMPREHENSIVE FINANCING COST	**231**	(99)		230		**729**	427	
INTEREST EXPENSE	269	234		243		947	1,017	
INTEREST INCOME	(49)	(222)		(14)		(169)	(334)	
FOREIGN EXCHANGE LOSS (GAIN)	128	(47)		(27)		89	(41)	
MONETARY POSITION (GAIN) LOSS	(117)	(64)		27		(139)	(215)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(0)**	(33)		(1)		**(3)**	(4,711)	
INCOME TAXES	**115**	120		350		**1,083**	1,807	
NET INCOME	**475**	1,159	(59)	401	18	**1,704**	5,816	(71)
MAJORITY NET INCOME	**327**	918	(64)	267	23	**1,115**	5,271	(79)
EARNINGS PER SHARE[1]	**0.72**	1.63	(56)	0.47	51	**2.44**	9.35	(74)
DEPRECIATION AND AMORTIZATION	**463**	463		428		**1,745**	1,597	
OTHER NON-CASH ITEMS	**60**	145		(11)		**42**	145	
EBITDA[2]	**1,345**	1,756	(23)	1,396	(4)	**5,299**	5,081	4
CAPITAL EXPENDITURES (MILLION US$)	**61**	60		47		**212**	191	

BALANCE SHEET SUMMARY	**Dec-12**	Dec-11	VAR (%)	Sep-12	VAR (%)
CASH AND CASH EQUIVALENTS	**1,287**	1,180	9	1,919	(33)
TRADE ACCOUNTS RECEIVABLE	**6,171**	6,118	1	6,455	(4)
OTHER ACCOUNTS RECEIVABLE	**2,900**	1,654	75	4,038	(28)
INVENTORIES	**12,655**	10,701	18	10,936	16
CURRENT ASSETS	**24,625**	19,988	23	23,980	3
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,918**	20,516	2	20,376	3
TOTAL ASSETS	**49,460**	44,543	11	47,862	3
SHORT-TERM DEBT	**8,019**	1,633	391	2,014	298
CURRENT LIABILITIES	**17,525**	10,981	60	12,793	37
LONG-TERM DEBT	**11,853**	11,472	3	11,264	5
TOTAL LIABILITIES	**35,127**	26,830	31	28,817	22
MAJORITY SHAREHOLDERS' EQUITY	**11,302**	13,431	(16)	14,245	(21)
SHAREHOLDERS' EQUITY	**14,334**	17,713	(19)	19,045	(25)
CURRENT ASSETS/CURRENT LIABILITIES	**1.41**	1.82		1.87	
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY	**2.45**	1.51		1.51	
DEBT/EBITDA[3]	**3.75**	2.58		2.33	
EBITDA/INTERES EXPENSE[3]	**5.59**	5.00		6.26	
BOOK VALUE PER SHARE[1]	**24.71**	23.83		25.27	

[1] On the basis of 457,315,640 shares as of December 31, 2012; 563,650,709 shares as of December 30, 2011, and as of September 30, 2012.

[2] EBITDA = operating income + depreciation and amortization + other non-cash items

[3] Last twelve months.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS BY SUBSIDIARY
(MILLIONS OF MEXICAN PESOS)

		QUARTERS					YTD DECEMBER		
		4Q12	4Q11	VAR (%)	3Q12	VAR (%)	**2012**	2011	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**405**	400	1	402	1	**1,596**	1,478	8
Corn flour, tortillas, and other	NET SALES	**6,735**	6,766	(0)	6,782	(1)	**26,645**	24,810	7
	GROSS PROFIT	**2,323**	2,423	(4)	2,379	(2)	**9,247**	8,851	4
	Gross Margin	**34.5%**	35.8%		35.1%		**34.7%**	35.7%	
	OPERATING INCOME	**425**	357	19	364	17	**1,392**	1,041	34
	Operating Margin	**6.3%**	5.3%		5.4%		**5.2%**	4.2%	
	EBITDA	**690**	690	(0)	604	14	**2,371**	2,001	18
	EBITDA Margin	**10.2%**	10.2%		8.9%		**8.9%**	8.1%	
GIMSA	SALES VOLUME (thousand metric tons)	**509**	528	(4)	492	3	**1,983**	1,959	1
Corn flour, and other	NET SALES	**4,564**	4,230	8	4,308	6	**17,573**	15,386	14
	GROSS PROFIT	**1,157**	1,086	7	1,133	2	**4,402**	4,101	7
	Gross Margin	**25.4%**	25.7%		26.3%		**25.0%**	26.7%	
	OPERATING INCOME	**512**	516	(1)	451	14	**1,749**	1,771	(1)
	Operating Margin	**11.2%**	12.2%		10.5%		**10.0%**	11.5%	
	EBITDA	**612**	606	1	527	16	**2,106**	2,127	(1)
	EBITDA Margin	**13.4%**	14.3%		12.2%		**12.0%**	13.8%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**91**	131	(31)	123	(26)	**478**	528	(9)
Corn flour, wheat flour, and other	NET SALES	**2,430**	2,847	(15)	2,567	(5)	**9,907**	9,157	8
	GROSS PROFIT	**425**	840	(49)	654	(35)	**2,407**	2,410	(0)
	Gross Margin	**17.5%**	29.5%		25.5%		**24.3%**	26.3%	
	OPERATING INCOME	**(118)**	350	(134)	129	(192)	**445**	674	(34)
	Operating Margin	**(4.9%)**	12.3%		5.0%		**4.5%**	7.4%	
	EBITDA	**(69)**	405	(117)	166	(141)	**599**	825	(27)
	EBITDA Margin	**(2.8%)**	14.2%		6.5%		**6.0%**	9.0%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**155**	156	(1)	141	10	**583**	564	3
Wheat flour	NET SALES	**1,431**	1,327	8	1,270	13	**5,046**	4,633	9
	GROSS PROFIT	**268**	166	61	185	45	**792**	740	7
	Gross Margin	**18.7%**	12.5%		14.5%		**15.7%**	16.0%	
	OPERATING INCOME	**74**	8	867	17	332	**87**	104	(16)
	Operating Margin	**5.2%**	0.6%		1.4%		**1.7%**	2.2%	
	EBITDA	**88**	22	307	31	186	**144**	161	(11)
	EBITDA Margin	**6.2%**	1.6%		2.4%		**2.9%**	3.5%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**52**	55	(6)	53	(2)	**207**	229	(9)
Corn flour and other	NET SALES	**877**	892	(2)	857	2	**3,369**	3,180	6
	GROSS PROFIT	**277**	245	13	250	11	**953**	812	17
	Gross Margin	**31.6%**	27.4%		29.2%		**28.3%**	25.5%	
	OPERATING INCOME	**35**	2	1,360	(7)	585	**(40)**	(46)	13
	Operating Margin	**3.9%**	0.3%		(0.8%)		**(1.2%)**	(1.5%)	
	EBITDA	**59**	29	100	14	318	**54**	54	0
	EBITDA Margin	**6.7%**	3.3%		1.6%		**1.6%**	1.7%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(6)**	(5)	(3)	(5)	(17)	**(22)**	(17)	(31)
	NET SALES	**361**	705	(49)	461	(22)	**1,777**	479	271
	GROSS PROFIT	**331**	403	(18)	311	6	**1,166**	613	90
	Gross Margin	**91.7%**	57.2%		67.5%		**65.6%**	128.0%	
	OPERATING INCOME	**(107)**	(86)	(24)	26	(512)	**(120)**	(205)	41
	Operating Margin	**(29.6%)**	(12.2%)		5.6%		**(6.8%)**	(42.8%)	
	EBITDA	**(35)**	3	(1,267)	53	(166)	**25**	(87)	129
	EBITDA Margin	**(9.7%)**	0.4%		11.5%		**1.4%**	(18.2%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,206**	1,265	(5)	1,205	0	**4,826**	4,740	2
	NET SALES	**16,398**	16,766	(2)	16,246	1	**64,317**	57,645	12
	GROSS PROFIT	**4,782**	5,162	(7)	4,912	(3)	**18,967**	17,527	8
	Gross Margin	**29.2%**	30.8%		30.2%		**29.5%**	30.4%	
	OPERATING INCOME	**821**	1,147	(28)	980	(16)	**3,513**	3,338	5
	Operating Margin	**5.0%**	6.8%		6.0%		**5.5%**	5.8%	
	EBITDA	**1,345**	1,756	(23)	1,396	(4)	**5,299**	5,081	4
	EBITDA Margin	**8.2%**	10.5%		8.6%		**8.2%**	8.8%	

[1] Convenience translation. For further details see "Accounting Procedures".

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting. .

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma does not have margin calls with their counterparty.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As  of December 31, 2012, the open positions of the grains and fuels financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a favorable effect of $119,275 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a favorable effect of $17,090 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of December 31, 2012 the company does not have open positions of these instruments.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

For the year ended December 31, 2012, the Company reclassified the amount of $235,782 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $340,873, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2012 for financial instruments of grains and fuels, recognized in income, represented a favorable effect of $57,701. At December 31, 2012, the favorable effect in income for the operations that concluded for these instruments was $21,058 thousand.

The transactions concluded during the fourth quarter of 2012 regarding the foreign exchange financial instruments represented a loss of $53,417 thousand pesos. As of December 31, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $107,944 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of December 31, 2012, the company does not have revolving funds denominated ''margin calls''. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of December 31, 2012
Amounts in Thousands of Pesos

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of December 31, 2012, the financial instruments transactions of raw materials in long positions represented a profit of $90,444 thousand pesos and there are no short positions. As of December 31, 2012 the company does not have open positions of foreign exchange financial instruments.

25. As of December 31, 2012, the Company does not have revolving funds denominated ''margin calls''.

For the year ended December 31, 2012, the Company reclassified the amount of $235,782 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $340,873, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2012 for financial instruments of grains and fuels, recognized in income, represented a favorable effect of $57,701. At December 31, 2012, the favorable effect in income for the operations that concluded for these instruments was $21,058 thousand.

The transactions ended during the fourth quarter of 2012 on the foreign exchange financial instruments represented a loss of $53,417 thousand pesos. As of December 31, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $107,944 thousand pesos.

B. Sensibility Analysis

Commodities Derivative Financial Instruments:

According to the position as of December 31, 2012, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $68,811 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of December 31, 2012.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of December 31, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of December 31, 2012, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $68,811, $172,027, and $344,054 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.